Mail Stop 3561

      August 2, 2005

Edward Bramson
Chairman, Chief Executive Officer
  and Director
Ampex Corporation
1228 Douglas Avenue
Redwood City, CA  94063

	RE:  	Ampex Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed April 20, 2005

Dear Mr. Bramson:
      We have reviewed your supplemental response letter dated
June
17, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 9, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 19

Results of Operations for the Three Years Ended December 31, 2004, page 27
1. Refer to your discussion of licensing revenue on page 27. We believe that your discussion does not adequately address the fact that a significant portion of your licensing revenue recognized in 2004 relates to one time legal settlements and includes amounts earned in prior periods. Revise your disclosure to highlight these facts.

Note 2-Ampex Corporation and Summary of Significant Accounting
Policies, page F-10

Revenue Recognition, page F-12
2. Confirm for us, if true, that no portion of the settlements for which you recorded license revenue in 2004 pertained to penalties or interest. If penalties or interest were provided in settlement, tell us how you accounted for them.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kenya Wright, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


                                                Sincerely,



                                                Larry Spirgel
                                                Assistant Director




Mr. Bramson
Ampex Corporation
August 2, 2005
Page 1